International Commercial Television Inc. (a US publicly traded company)
Corporate Headquarters: 299 Madison Ave. North Suite C Bainbridge Island, Wa. 98110 Phone: 206-780-8203 Fax: 206-780-8302	December 24, 2008 Adam Phippen Division of Corporate Finance United States Securities and Exchange Commission Washington, DC 20549

Operations Headquarters: 487 Devon Park Drive Suite #212 Wayne, Pa.	Re:	International Commercial Television, Inc. (the “Company”) Item 4.02 Form 8-K filed December 17, 2008 File No. 0-49638
19087
Phone: 484-598-2300	Dear Mr. Phippen:
Fax: 484-598-2301
In response to your comment letter dated December 19, 2008, we have amended our Form 8-K, responding to your comments as follows:
Website: www.ictvonline.com
1.	The requested information has been added to the first paragraph in the Form 8-K/A.

2.	In the first paragraph, we have incorporated by reference the information previously reported in our Form 8K/A filed November 7, 2008.

3.
We have noted in the first paragraph that we have not yet discussed with our independent accountants the expansion of the financial statement changes to the second quarter of 2007.  We expect this discussion to take place in connection with the review of our restated financial statements by our independent accountants.

We also acknowledge our understanding that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

-	Commission staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Kelvin Claney Chief Executive Officer